SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press Release concerning France Telecom’s share buy back program.

Press release

Share Buy Back Program

Paris, October 9, 2003

The France Telecom shareholders’ meeting convened on October 6, 2003 decided to modify the minimum selling price of France Telecom’s share buy-back program. This minimum price had initially been set at 25 euros by the shareholders’ meeting of May 27, 2003.

The minimum selling price is now 14.50 euros.

The other terms of France Telecom’s share buy back program, as described in the notice that has received visa n° 03-369 on May 6, 2003 from the Commission des operations de bourse and that were approved by the shareholders’ meeting of May 27, 2003 remain unchanged.

Press Contact :

Press Office +33 1 44 44 93 93

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax: +33 1 44 44 80 34
Information Department	France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 14, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information